U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):


[x] Form 10-K and Form 10-KSB   [  ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
and Form 10-QSB    [ ] Form N-SAR

         For Period Ended:  December 31, 1996
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:______________________________________
_______________________________________________________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                            ________________________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable..................................................................

_______________________________________________________________________________
Part I - Registrant Information

_______________________________________________________________________________

          Full Name of Registrant

          Foilmark, Inc.

          Address of Principal Executive Office

          5 Malcolm Hoyt Drive

          Newburyport, MA  01950

          (City, State and Zip Code)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.


_______________________________________________________________________________
Part III - Narrative

_______________________________________________________________________________

         The Company is a party in several consolidated lawsuits arising out of an automobile accident which occurred in November 1994 involving an employee of one of its subsidiaries. Trial of these lawsuits is scheduled to begin on April 14, 1997. On March 31, 1997, after a hearing before the trial judge, attorneys for the parties discussed possible settlement. The Company has made an offer to settle which it believes is acceptable to the Plaintiffs' counsel. Actual settlement will require the approval by the various parties and approval by lenders to the Company and its subsidiaries. As a result of its settlement offer, the Company is required to revise its 1996 financial statements to provide an accrual thereof. The Company also has been informed by its accountants that failure to obtain a settlement will affect the accountant's report. In either case, the Company must obtain consents or waivers from its lenders. The necessity of an accrual in 1996 as a result of the settlement discussions on March 31, 1997, the impact of the settlement or lack thereof on the accountant's report and the nature of third party consents or waivers all depend upon the outcome of these ongoing negotiations. Accordingly, the Company cannot, without unreasonable effort and expense, file its Annual Report on Form 10-K for the year ended December 31, 1996 until the outcome of these negotiations is known.


_______________________________________________________________________________

Part IV - Other Information

_______________________________________________________________________________

         (1) Name and telephone number of persons to contact in regard to this notification

         Frank ("Joe") Olsen or Philip Leibel (508) 462-7300

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [x] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [x] Yes  [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation: See Part III - Narrative. The Company anticipates reporting a loss of approximately $831,000, or $.20 per share without regard to the outcome of the settlement negotiations. No reasonable estimate of the accrual, if any, which may be taken in 1996 for an amount to be paid by the Company in a settlement can be provided at this time due to the nature of settlement negotiations, and the existing confidentiality agreements between the Company and the Plaintiffs.

         Foilmark, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Foilmark, Inc.


Date:  April 1, 1996                    By: /s/Philip Leibel

                                         Philip Leibel, Chief Financial Officer